SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2001.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Numbers 333-95795 and 333-85904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

THRIFT PLAN OF THE EAST OHIO GAS COMPANY
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

TABLE OF CONTENTS
Page
Independent Auditors' Report	2

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2001 and June 30, 2001	3

Statement of Changes in Net Assets Available for Benefits for the Period July 1, 2001 through December 31, 2001	4
Notes to Financial Statements	5 - 13

Supplemental Schedule as of December 31, 2001 and For Period July 1, 2001 through December 31, 2001:
Form 5500, Schedule H, Item 4(i): Schedule of Assets Held for Investment Purposes	14
Form 5500, Schedule H, Item 4(j): Schedule Of Reportable Transactions	15

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of the
Thrift Plan of The East Ohio Gas Company for Employees
Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan of The East Ohio Gas Company for Employees Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO (the Plan) as of December 31, 2001 and June 30, 2001, and the related statement of changes in net assets available for benefits for the six-month period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and June 30, 2001, and the changes in net assets available for benefits for the six-month period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 27, 2002

THRIFT PLAN OF THE EAST OHIO GAS COMPANY
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31, 2001	June 30, 2001
Assets:
Investments:
Corporate Stock, Common	$ 59,918,290	$ 58,689,378
Common/Collective Trusts	4,326,241	4,681,826
Mutual Funds	2,619,543	12,464,179
Interest in Master Trust	62,650,195	61,227,012
Loans to Participants	1,954,079	2,001,617
Total Investments	131,468,348	139,064,012

Receivables:
Interest and Dividends	338	2,547
Contributions	42,015	45,469
Securities Sold	19,282,795	30,706
Other Receivables	182,091	--
Total Receivables	19,507,239	78,722

Total Assets	150,975,587	139,142,734

Liabilities:
Securities Purchased	9,514,841	10,436
Accrued Administrative Expenses	2,609	2,609
Other	47,588	47,587

Total Liabilities	9,565,038	60,632

Net Assets Available for Benefits	$141,410,549	$139,082,102

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF THE EAST OHIO GAS COMPANY
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Period July 1, 2001 through December 31, 2001
Additions:
Investment Income:
Dividends	$ 1,482,594
Interest	82,546
Net Depreciation in Fair Value of Investments	(1,163,281)
Master Trust Investment Income	1,602,857
Total Investment Income	2,004,716

Contributions:
Participant	2,217,238
Participating Company	1,236,646
Total Contributions	3,453,884
Total Additions	5,458,600

Deductions:
Benefits Paid to Participants	3,319,307
Total Deductions	3,319,307

Net Increase Before Transfers	2,139,293

Transfer of Participants' Assets to the Plan From Other Plans	189,154

Net Increase	2,328,447

Net Assets Available for Benefits:
Beginning of Year	139,082,102

End of Year	$ 141,410,549

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF THE EAST OHIO GAS COMPANY

FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS

WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Thrift Plan of The East Ohio Gas Company for Employees Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan covering union-eligible employees of The East Ohio Gas Company (the Employer). The East Ohio Gas Company is a wholly-owned subsidiary of Consolidated Natural Gas Company (the Company or CNG). CNG is a wholly-owned subsidiary of Dominion Resources, Inc. (Dominion). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee and employer contributions are made pursuant to the terms of the Plan and are held in funds administered by the Trustees under two declarations of trust; i.e., the Long-Term Thrift Trust and the Short-Term Thrift Trust (the Trusts).

The Trusts are maintained in accordance with the Plan's provision to provide for the custody and investment of employee and employer contributions. They are administered by individual trustees (the Trustees) who are appointed by and serve at the pleasure of the Company for a term of three years. The Trustees are employed by and are officers of various subsidiaries of the Company and serve without compensation from the Plan or Trusts. Custody of Plan assets resides with Mellon Bank, N.A. who also serves as the Plan's Trustee.

b. CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 16% (15% for participants with thirty or more years of service) of their earnings each pay period, in increments of 1%. If the participant elects that his employer make pretax contributions on his behalf, such contributions cannot exceed 10%, in increments of 1%, of his earnings each pay period subject to applicable Internal Revenue Code (IRC) limitations.

c. PARTICIPANT ACCOUNTS - Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Employer's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Retired participants may elect to receive an amount equal to their vested Long-Term Thrift Trust account balance either in a lump sum or in installments. For terminations other than retirements, participants can only receive their vested Long-Term Thrift Trust account balance as a lump sum distribution. Upon termination and retirement, participants can only receive their Short-Term Thrift Trust account balance as a lump sum distribution.

d. PARTICIPANTS - Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e. VESTING - Participants immediately vest in their contributions and earnings thereon. Participants vest in the Employer's matching contribution and related earnings based upon years of continuous service and are fully vested after five years of credited service. The Employer's matching contribution is based upon the participant's contribution rate and length of service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future employer contributions.

f. INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1% increments totaling to 100%. Investment options are valued daily. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee and employer contributions to be invested in the following based on information contained in the funds' prospectus:

Short-Term Thrift Trust

(1) Interest in Master Trust:

Money Market Fund - The prospectus states that the Money Market Fund invests primarily in U.S. Treasury Bills, U.S. Treasury Notes, corporate notes, commercial paper, floating rate notes and repurchase agreements.

Long-Term Thrift Trust

(1) Common Stock:

Dominion Stock Fund (Dominion Common Stock) - All investments are in Dominion common stock or cash equivalent investments for partial shares.

(2) Interest in Master Trust:

Fixed Investment Stable Value Fund and Certus Stable Value Fund (Certus Fund) - The prospectus states that the funds invest in group annuity contracts with one or more insurance companies and other short term fixed income securities. Investments under the contracts mature at various intervals. The interest rates, credited daily to participants' accounts, represent a composite of the income earned under the contracts with the insurance companies and the revenue earned from short-term fixed income securities.

Diversified Equity Fund - The prospectus states that the fund invest primarily in the common stocks of large U.S. companies.

(3) Mutual Funds:

Masterworks S&P 500 Stock Index Fund - The prospectus states that the fund invest proportionately in all or nearly all of the stocks that are included in the Standard & Poor's 500 Stock Index.

One Group Small Stock Fund - The prospectus states that the fund invest in stocks of small to mid-sized U.S. companies.

T. Rowe Price International Income Stock Fund - The prospectus states that the fund invest in stocks of companies outside the U.S.

EB Mellon Total Return Fund - The prospectus states that the fund invest primarily in fixed income securities of various maturities such as obligations of the U.S. Government, corporate debt securities, mortgage and other asset-backed securities and money market investments.

Small Cap Value Fund - The prospectus states that the fund invest primarily in common stocks of smaller companies that are traded principally in the markets of the United Sates.

(4) Common/Collective Trusts:

Conservative Balanced Fund, Moderate Balanced Fund and Growth Balanced Fund - The prospectus states that the funds are common/collective trusts and each is designed to accomplish a specific investment objective. As such, each fund has a different diversified mix of stock, bond and short-term fixed income investments.

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The maximum loan amount is the lesser of:

    3 months base pay or

    50% of the vested account balance or

    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans bear fixed interest at a rate commensurate with local prevailing rates at the time the loan is issued as determined by the Trustees.

Participants make repayments to the Plan on a monthly basis. Loan repayments, including interest, are deposited in the participant's account and invested in accordance with the participants' then current investment elections. Defaults result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2.

i. CHANGE OF PLAN YEAR END - Effective July 16, 2001 the Plan has elected to change the year end from June 30 to December 31.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - Investments in Dominion common stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(2) Investment in CNG Master Trust and the Dominion Master Trust - The fair value of the Plan's interest in the Master Trusts is based on the beginning of the month value of the Plan's interest in the Master Trusts plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trusts, with the exception of investments in the Stable Value Fund.

Investments in the Stable Value Fund are stated at contract value, which approximates market value. Contract value represents contributions and income earned in the fund, less withdrawals.

(3) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(4) Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

c. INVESTMENT INCOME - Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date. Dividends received on all shares of Dominion stock are reinvested in additional shares of Dominion common stock.

Diversified Equity Fund units of the Long-Term Thrift Trust are prorated to participants based on the unit value calculated at the end of each day.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan or the Employer, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 31, 2001 and June 30, 2001, are investments in Dominion common stock amounting to approximately $60 million and $59 million, respectively, whose value could be subject to change based upon market conditions.

g. RECENTLY ISSUED ACCOUNTING STANDARD - FASB 133 - The Plan adopted the provisions of Statements of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, and No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and as interpreted by the FASB and the Derivatives Implementation Group through "Statement 133 Implementation Issues," as of October 1, 2000. Derivative instruments (if any) held by the Plan are presented at estimated fair value on the Statements of Net Assets Available for Benefits. The adoption of these standards had no effect on the financial statements.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2001	June 30, 2001

Interest in Master Trust:
Certus Fund	$57,536,491	$54,978,288
Dominion Stock Fund	59,918,290	58,689,378
Masterworks S&P 500 Stock Index Fund	--	7,956,668

During July 1, 2001 through December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,163,281 as follows:

Investments at Fair Value:
Mutual Funds	$ (772,469)
Common/Collective Trust	(131,040)
Corporate stock, common	(259,772)
$(1,163,281)

4. PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

5. PLAN INTEREST IN THE DOMINION AND CNG MASTER TRUSTS

CNG Master Trust - A portion of the Plan's investments are in a Master Trust that was established for the investment of assets of the Plan and the thrift plans of other subsidiaries of CNG. Mellon Bank, N.A., as Trustee of the funds, holds the assets of the Master Trust. Each participating thrift plan has an undivided interest in the CNG Master Trust. The assets and income, including net appreciation (depreciation) in fair value of plan assets, are allocated to the participating plans based on each plan's proportionate share of the units of participation held in the fund each month. As of December 31, 2001 and June 30, 2001, the Plan's interest in the net assets of the CNG Master Trust was approximately 0% and 31%, respectively, with varying interests in each of the funds.

The following table presents the value of the undivided investments (and related investment income) in the CNG Master Trust.

	December 31, 2001	June 30, 2001

Diversified Equity Fund	$17,640,277	$18,054,867
Short-Term Money Market Fund	4,584,539	2,057,183
Total	$22,224,816	$20,112,050

	Period July 1, 2001 through December 31, 2001	Year Ended June 30, 2001

Interest	$ 54,875	$ 440,712
Dividends	114,184	500,192
Net depreciation in fair value of investments	(866,643)	(12,708,364)
Total	$(697,584)	$(11,767,460)

Fixed Investment Stable Value Fund - On January 1, 2001, the assets of the Fixed Investment Stable Value Fund (the CNG fund) were transferred to the Certus Fund in the Dominion Master Trust. The combined assets of the Certus Fund are available for all Thrift and Savings Plans sponsored by Dominion and its subsidiaries.

The aggregate fair value of the investment contracts and short-term investments of the CNG fund at June 30, 2000 was $457,378,420. The average yield of assets on June 30, 2000 was estimated at 6.55%.

Dominion Master Trust - Effective January 1, 2001, the Plan's investment in the Certus Fund are now held in a Master Trust which was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust. As of December 31, 2001, the assets of the Dominion Master Trust were separately maintained by each Dominion sponsored plan, with the exception of the Certus Fund and the Large Cap Growth Fund.

Certus Fund - As of December 31, 2001 and June 30, 2001, the Plan's interest in the net assets of the Certus Fund-Dominion Master Trust was approximately 12% and 11.8%, respectively. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Certus Fund - Dominion Master Trust for the period December 31, 2001 and June 30, 2001:

	December 31, 2001	June 30, 2001

Guaranteed Investment Contracts (contract value)	$446,694,346	$428,443,634
Short-term Investment Fund (estimated fair value)	22,479,130	33,831,588
Cash	379,037	--
Interest Receivable	2,847,416	2,266,771
Total	$472,399,929	$464,541,993

Investment income for the Certus Fund is as follows:

Interest	$13,997,975
Total	$13,997,975

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at December 31, 2001 and June 30, 2001 was $483,001,059 and $468,703,261 respectively. The average annual yield of assets on December 31, 2001 and June 30, 2001 are estimated at 6.09% and 6.34% respectively. Average duration of investment contracts within the Certus Fund was 3.02 years at December 31, 2001 and 3.04 years at June 30, 2001 respectively. The crediting interest rates used to determine fair value for the contracts as of December 31, 2001, ranged from 4.20% to 5.79%.

Large Cap Growth Fund: Effective December 31, 2001, participant investments in the Diversified Equity Fund were invested in the Large Cap Growth Fund, a separately managed investment fund established on December 30, 2000. As of December 31, 2001 and June 30, 2001, the Plan's interest in the net assets of the Large Cap Growth Fund Master Trust was approximately 12% and 0%. Investment income and administrative expenses relating to the Large Cap Growth Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Large Cap Growth Fund Master Trust:

	December 31, 2001	June 30, 2001

Large Cap Growth Fund	$34,635,657	$ --
Total	$34,635,657	$ --

Interest	$ 31,998	$ --
Dividends	135,287
Net depreciation in fair value of investments	(2,649,469)	--
Total	$(2,482,184)	$ --

6. TAX STATUS

The Plan is a qualified employees' profit sharing trust under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on November 1, 1995, in which the Internal Revenue Service stated that the Plan, as amended through December 22, 1994, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

7. PLAN CHANGES

On July 16, 2001, The East Ohio Gas Company signed an agreement with the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO, who represents the employees of The East Ohio Gas Company, renewing the 1997 to 2001 collective bargaining agreement to a period of 5 years beginning on June 16, 2001, and continuing through June 15, 2006. According to the agreement, the changes related to benefit plan are effective January 1, 2002. The following is a summary of the significant changes:

Plan Name Change

Dominion East Ohio Gas Union Savings Plan

Allowable Employee Contributions:

2% - 15% of compensation on a pretax basis
2% - 20% of compensation on an after-tax basis
2% - 20% of compensation on a combination of pretax or after-tax basis

Company Match

Less than 20 years of service - 50% match (up to 3% of compensation)

20 or more years of service - 66.7% match (up to 4% of compensation), company match is invested in the Dominion Stock Fund.

Investment Options

There are 14 investment funds that offer a wide range of investment choices. Employees may allocate their assets among the following investment options:

Certus Fund	Large Cap Value Fund
Intermediate Bond Fund	Large Cap Growth Fund
Conservative Balanced Fund	Small Cap Value Fund
Moderate Balanced Fund	Small Cap Growth Fund
Growth Balanced Fund	International Equity Fund
S&P 500 Index Fund	Real Estate Fund
Wilshire 4500 Index Fund	Dominion Stock Fund

8. PLAN MERGER

On December 31, 2001, the assets of Thrift Plan of Consolidated Natural Gas Company, Inc. for Employees of the Computer Operations Department, Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO (Operations Plan), were transferred to the Thrift Plan of The East Ohio Gas Company for Employees Represented by The Natural Gas Workers Union, Local 555, SEIU, AFL-CIO representing the account balances of all participants in the Operations Plan.

THRIFT PLAN OF THE EAST OHIO GAS COMPANY
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001
FORM 5500, SCHEDULE H, ITEM 4(i): SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
Description	Current Cost	Value

Dominion Resources, Inc., Common Stock *	$ 44,645,622	$ 59,918,290

Interest in Master Trust
Dresdner Large Cap Growth	5,113,753	5,113,704
Certus Stable Value Fund	50,755,227	57,536,491
	55,868,980	62,650,195

Common/Collective Trusts
EB Temporary Investment Fund	132,409	132,409
Conservative Balanced Fund	226,862	239,535
Moderate Balanced Fund	1,291,423	1,329,698
Growth Balanced Fund	2,809,486	2,624,599
	4,460,180	4,326,241

Mutual Funds
EB Mellon Total Return Fund	3,072	3,076
Small Cap Value Fund	2,616,467	2,616,467
	2,619,539	2,619,543

Loans to Participants	1,954,079	1,954,079

Total Assets Held for Investment	$ 109,548,400	$ 131,468,348

* Permitted party-in-interest

THRIFT PLAN OF THE EAST OHIO GAS COMPANY
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE FOR PERIOD JULY 1, 2001 THROUGH DECEMBER 31, 2001
FORM 5500, SCHEDULE H, ITEM 4(j): SCHEDULE OF REPORTABLE TRANSACTIONS
Single Transactions in Excess of Five Percent of Plan Assets

Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ Loss

447,951.00	Masterworks FDS Inc S & P STK FD	$ -	$ -	$7,798,827	$9,835,352	$(2,036,525)

Series of Transactions in Excess of Five Percent of Plan Assets

150,200.22	Masterworks FDS Inc S & P STK FD	$ -	$2,195,016	$ -	$ -	$ -
556,012.75	Masterworks FDS Inc S & P STK FD	$ -	$ -	$9,714,018	$12,305,784	$(2,591,766)

6,308,980.18	EB Temporary INVT FD	$ -	$6,308,980	$ -	$ -	$ -
6,743,323.77	EB Temporary INVT FD	$ -	$ -	$6,743,324	$6,743,324	$ -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO (name of plan)

Date: June 27, 2002	/s/ Anthony E. Manning
Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee